SECURITIES AND EXCHANGE COMMISSION
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MAR 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 AND ENDING DECEMBER 31, 2005

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PERSHING ADVISOR SOLUTIONS LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE PERSHING PLAZA

(No. and Street)

JERSEY CITY	**NJ**	**07399**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Richard Brueckner and Dennis Wallestad, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Pershing Advisor Solutions LLC, as of December 31, 2005, is true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ANN ELIZABETH CRUZ
Notary Public of New Jersey
My Commission Expires ~~April 23, 2009~~ Aug. 6, 2009

Ann Elizabeth Cruz
Notary Public

Richard Brueckner, Chief Executive Officer

Dennis Wallestad, Chief Financial Officer

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Pershing Advisor Solutions LLC
(formerly Pershing Trading Company L.P.)
(An indirect wholly-owned subsidiary of The Bank of New York Company, Inc.)

December 31, 2005
with Report of Independent Registered Public Accounting Firm

Pershing Advisor Solutions LLC

(formerly Pershing Trading Company L.P.)

(An indirect wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Pershing Advisor Solutions LLC

We have audited the accompanying statement of financial condition of Pershing Advisor Solutions LLC (the "Company"), formerly Pershing Trading Company L.P, an indirect, wholly-owned subsidiary of The Bank of New York Company, Inc., as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pershing Advisor Solutions LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 17, 2006

Pershing Advisor Solutions LLC

(formerly Pershing Trading Company L.P.)

(An indirect wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2005

Assets		
Due from clearing broker	$	7,955,149
Accounts receivable		1,411,243
Other assets		622,160
Total assets	$	9,988,552
Liabilities and Member's Equity		
Liabilities		
Due to affiliates	$	3,355,712
Accrued compensation payable and other accrued expenses		2,581,256
Total liabilities		5,936,968
Member's equity		
Total member's equity		4,051,584
Total liabilities and member's equity	$	9,988,552

The accompanying notes are an integral part of this statement of financial condition.

Pershing Advisor Solutions LLC

(formerly Pershing Trading Company L.P.)

(An indirect wholly-owned subsidiary of The Bank of New York Company, Inc.)

Notes to Statement of Financial Condition

December 31, 2005

1. **Organization and Description of Business**

Pershing Advisor Solutions LLC (the "Company"), formerly Pershing Trading Company, L.P. ("PTC"), is a Delaware limited liability company with an indefinite life. The Company is a wholly-owned subsidiary of Pershing Advisor Solutions Holdings LLC ("PAS Holdings"), which is a wholly-owned subsidiary of Pershing Group LLC (the "Parent") which is a wholly-owned subsidiary of The Bank of New York Company, Inc. ("BNY").

In September 2005, PTC converted to a limited liability company and was renamed Pershing Advisor Solutions LLC as part of a corporate decision to realign existing lines of business. Pershing LLC ("Pershing"), an affiliate, purchased the net assets related to the trading business of PTC for approximately $13 million, equivalent to the Company's net book value. Simultaneously, the Company purchased certain fixed assets from Pershing and assumed the activities of a division of Pershing that provided account management services to registered investment advisors, managed account sponsors, hedge funds and family offices and their clients.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD").

2. **Summary of Significant Accounting Policies**

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes may vary from actual results.

Revenue Recognition

Commissions are recorded on a settlement date basis and if significant, adjustments are made to record income earned on a trade date basis. Processing and other fees include asset based fees and mutual fund fees and are based on assets under management. Asset based fees and mutual fund fees are received quarterly and recognized on an accrual basis.

Proprietary securities transactions and the related revenues and expenses are recorded on a settlement date basis and if significant, adjustments are made to record on a trade date basis. Securities owned and securities sold, not yet purchased are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transactions. Market value is generally based on published market prices or other relevant factors including dealer price quotations. The Company's proprietary trading activities were sold to Pershing in September of 2005.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally 4 to 15 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 20 years.

Income Taxes

For U.S. federal, state and local income tax purposes, the Company is a single member LLC and as such is disregarded for income tax purposes. However, under a tax sharing arrangement, the Company recognizes income taxes based on its allocated share of tax from PAS Holdings, calculated in accordance with SFAS No. 109 "Accounting for Income Taxes". Taxes payable of $327,000 is included in accrued compensation payable and other accrued expenses on the statement of financial condition.

3. Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing, securities transactions effected by the Company are introduced and cleared on a fully disclosed basis. Due from clearing broker primarily represents net cash balances held at Pershing.

4. Related Party Transactions

The Company has entered into various transactions with affiliates, including certain BNY affiliates. The Company enters into these transactions in the normal course of business.

The Company leases office space from Pershing.

Clearing and execution services for the Company are provided by Pershing. Receivables related to such transactions were $7,955,149 at December 31, 2005, which are included in due from clearing broker on the statement of financial condition.

The Company pays royalties to BNY for use of the Company's trade name. In addition, the Company receives certain administrative support services and technology services from Pershing.

At December 31, 2005 the Company owed affiliates $3,355,712 related to administrative support services provided on the Company's behalf by these affiliates.

5. Fixed Assets

Fixed assets consist of furniture and office equipment, computer equipment and software, leasehold improvements and communications equipment. At December 31, 2005, fixed assets amounted to $81,119, net of accumulated depreciation of $163,292, and is included in other assets on the statement of financial condition.

6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative, method the Company is required to maintain a minimum net capital of $250,000. At December 31, 2005, the Company's net capital of $2,447,200 was in excess of the minimum requirement by $2,197,200.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule and other regulatory bodies.

7. Commitments and Contingencies

The Company has a non-cancelable lease with an affiliate covering office space expiring in 2009. At December 31, 2005, minimum future rentals on the non-cancelable office lease are as follows: 2006, $914,613; 2007, $899,059; 2008, $869,328; and 2009, $438,173.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses, without limit, that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

8. Legal Proceedings

In the normal course of business, the Company may be involved in litigation. At December 31, 2005, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

9. Fair Value Information

At December 31, 2005, substantially all of the Company's assets and liabilities that are deemed to be financial instruments were carried at either market or fair value, or at amounts which approximate such values. Assets and liabilities recorded at market value or fair value include cash, financial instruments owned, and financial instruments sold, not yet purchased. Assets and liabilities carried at contractual amounts that approximate fair value include receivables, payables and accrued liabilities. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments.

10. Employee Benefit Plans

The Company sponsors a 401(k) plan (the "Plan") for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. All employees are eligible to participate and make before and after tax contributions of up to 20% of their eligible compensation. The Company makes periodic contributions to the Plan based on the discretion of management and relevant IRS rules.

In addition the Company has participated in the BNY's stock incentive plan.